                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of:  January, 2004

Commission File Number:  000-50393

                                 NEUROCHEM INC.

                       7220 Frederick-Banting, Suite 100
                             Saint-Laurent, Quebec
                                    H4S 2A1

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  [  ]    Form 40-F  [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                                            Yes  [  ]    No [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                                            Yes  [  ]    No [X]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3 under the Securities Exchange Act of 1934.

                                                            Yes  [  ]    No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):


                                   SIGNATURES:

       Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                  NEUROCHEM INC.
January 22, 2004

                                       By:      /s/ David Skinner
                                       -----------------------------------------
                                                  David Skinner
                                             Director, Legal Affairs,
                                        General Counsel and Corporate Secretary

[LOGO OF NEUROCHEM]

                                           NEUROCHEM INC.
                                           7220 Frederick-Banting, suite 100
                                           Saint-Laurent, Quebec H4S 2A1


             ADDITIONAL RESULTS IN ON-GOING PHASE II EXTENSION STUDY
             -------------------------------------------------------

                 NEUROCHEM REPORTS INTERIM POSITIVE RESULTS IN
                      ALZHEIMER'S PATIENTS AFTER 12 MONTHS
                         OF TREATMENT WITH ALZHEMED(TM)

MONTREAL, JANUARY 22, 2004 - Neurochem Inc. (NASDAQ: NRMX, TSX: NRM) reported today additional positive interim data on cognitive function in the 30 patients with mild1-to-moderate2 Alzheimer's Disease (AD). The results relate to patients who have completed both the three-month Phase II clinical trial and an additional 9 months of treatment in the open-label Phase II extension study (OLPES) with the investigational product candidate, Alzhemed(TM). The data is based on cognitive function as measured by the ADAS-cog3 test and follows upon earlier interim results published on patients who had completed either nine or 12 months of treatment.

"The data is very promising and unique," said Denis Garceau, Ph.D., Vice President, Drug Development, at Neurochem. "The mild AD patients continue to do very well after 12 months of treatment with Alzhemed and the medication is still very well tolerated. Even after one year of treatment with Alzhemed, 72% of the mild AD patients were stabilized or improved on the cognitive function test," he concluded.

The initial and successful three-month Phase II clinical trial, on which Neurochem previously reported in June 2003, included 58 AD patients who were subdivided into four groups: placebo or treated with either 100, 200, or 300 mg of Alzhemed daily. Once the three-month Phase II trial was completed, the OLPES was initiated with 42 patients, of which 30 have now completed 9 months of additional treatment with 300 mg daily of Alzhemed. Twelve patients discontinued the treatment and only one due to a drug-related adverse event (nausea and vomiting).

Neurochem is now reporting the interim data on all the mild-to-moderate AD patients (n= 30)4 who have completed 12 months of Alzhemed therapy since the initiation of the overall study. The mild AD patients (n= 18) showed a change from baseline in ADAS-cog score of +1.4 points on average. This result compares favorably with a score of +5.6 points in comparable historical controls5. Mild AD patients who were on the 300 mg dose of Alzhemed for the entire 12-month period performed best, with an ADAS-cog score of -0.6 points on average (n= 6) as opposed to +5.8 points on average in comparable historical controls.

For the 30 mild-to-moderate patients, Neurochem is reporting an average ADAS-cog score of +4.4 points after 12 months, as opposed to +7.2 points on average in comparable historical controls with AD patients. Again, patients who have been receiving the highest dose of Alzhemed for the entire 12-month period performed best, with a score of +2.0 points on average (n= 9) as opposed to +7.1 points on average in comparable historical controls.

"It is very encouraging to see, in patients with AD, stabilized and improved cognitive function for as long as an entire year of treatment with Alzhemed," added Dr. Garceau. "We realize that the patient sample for this extended Phase II trial is small and we are designing our Phase III studies to allow the statistical analysis of the results."

Neurochem recently held positive and productive discussions with officials from the U.S. Food and Drug Administration (FDA) regarding the Company's Phase III clinical trials on Alzhemed(TM). Preparations to initiate Phase III clinical trials on Alzhemed are underway, and are expected to be initiated in the spring of this year as scheduled.

ABOUT NEUROCHEM

Neurochem is focused on the development and commercialization of innovative therapeutics for neurological disorders. The Company's staged pipeline of proprietary, disease-modifying, oral products addresses critical unmet medical needs. Fibrillex(TM), designated an orphan drug, is in a Phase II/III clinical trial for AA amyloidosis. Alzhemed(TM) has completed a Phase II clinical trial for the treatment of Alzheimer's Disease. Cerebril(TM) is in a Phase II trial for the prevention of hemorrhagic stroke caused by cerebral amyloid angiopathy. For additional information on Neurochem, please visit our website at: www.neurochem.com.

1    Mini Mental State Exam (MMSE): 19-25

2    Mini Mental State Exam (MMSE): 13-18

3 Alzheimer's Disease Assessment Scale, cognitive subpart (ADAS-cog). The ADAS-cog is a 70- point scale designed to measure, with the use of questionnaires, the progression and the severity of cognitive decline as seen in AD. The ADAS-cog scale quantifies the number of wrong answers. Consequently, a high score on the scale indicates a more severe case of cognitive decline. When analysing results, a negative score indicates the improvement of cognitive function and a positive score the deterioration of such function.

     The ADAS-cog has been validated by the regulatory authorities as the gold standard scale for the monitoring of cognitive function in AD patients. This scale is a compulsory parameter of efficacy when submitting for market approval of an AD drug to the authorities such as the Food and Drug Administration.

4    n: number of patients per group.

5    Stern, R.G., et al. Am.J.Psychiatry 151:3, March 1994.

This news release contains forward-looking statements regarding the potential for Alzhemed(TM) and further development efforts. These statements are based on the current expectations of management. Drug development involves numerous risks and uncertainties, which could cause actual results to differ materially. Promising results and successes in early stage clinical trials do not ensure that later stage or larger scale clinical trials will be successful. For instance, Alzhemed(TM) may not show the same benefits, results or safety profile in later stage or larger scale clinical trials. Unexpected concerns may arise during clinical trials or in the course of developing Alzhemed(TM) which would delay the start of later stage or larger scale clinical trials. Additional risks and uncertainties include: the impact of general economic conditions, general conditions in the pharmaceutical industry, changes in the regulatory environment in the jurisdictions in which Neurochem does business, stock market volatility, fluctuations in costs, and changes to the competitive environment due to consolidation or otherwise. Neurochem does not undertake any obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Lise Hebert, Ph.D.
Vice President, Corporate Communications
lhebert@neurochem.com
---------------------
Tel: (514) 337-4646
Fax: (514) 684-7972